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AUG 22 2018

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-20957

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/17 (MM/DD/YY) AND ENDING 06/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KRAMBO CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1355 BAY STREET #4
(No. and Street)

SAN FRANCISCO	CA	94123
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RONALD J. GRUBER 415-261-4100

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MRPR GROUP, P.C.

(Name – *if individual, state last, first, middle name*)

28411 Northwestern Hwy #800	Southfield	MI	48034
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RONALD J. GRUBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KRAMBO CORPORATION, as of JUNE 30, 20 18, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BRINDA M MATYKOWSKI
NOTARY PUBLIC, WAYNE COUNTY, MICHIGAN
ACTING IN WASHTENAW COUNTY, MICHIGAN
MY COMMISSION EXPIRES MAY 4, 2023

Signature

PRESIDENT
Title

8/14/18
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KRAMBO CORPORATION

San Francisco, California

FINANCIAL STATEMENTS

Including Report of Independent Registered Public Accounting Firm

As of and for the Years Ended June 30, 2018 and 2017

KRAMBO CORPORATION

TABLE OF CONTENTS
As of and for the Years Ended June 30, 2018 and 2017

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Krambo Corporation
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Krambo Corporation as of June 30, 2018 and 2017, and the related statements of operations, changes in stockholders' equity and cash flows for the years then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Krambo Corporation as of June 30, 2018 and 2017, and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Krambo Corporation's management. Our responsibility is to express an opinion on Krambo Corporation's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Krambo Corporation in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Prior Period Financial Statements

The financial statements of Krambo Corporation as of June 30, 2017 , were audited by other auditors whose report dated August 29, 2017, expressed an unmodified opinion on those statements.

Supplemental Information

The supplemental information included on page 11 has been subjected to audit procedures performed in conjunction with the audit of Krambo Corporation 's financial statements. The supplemental information is the responsibility of Krambo Corporation's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

MRPR GROUP P.C.

We have served as Krambo Corporation's auditor since 2018.
Southfield, Michigan
August 15, 2018

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001

KRAMBO CORPORATION

STATEMENTS OF FINANCIAL CONDITION
As of June 30, 2018 and 2017

ASSETS

	2018	2017
Cash and cash equivalents	$ 100,365	$ 72,336
Fees receivable	15,500	2,400
Prepaid expenses	7,499	4,741
Lease deposit	3,712	3,712
Office furniture and equipment, net	24,153	23,122
TOTAL ASSETS	$ 151,229	$ 106,311

LIABILITIES AND STOCKHOLDERS' EQUITY

	2018	2017
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 7,830	$ 3,343
Deferred revenue	12,916	7,083
Total Liabilities	20,746	10,426
STOCKHOLDERS' EQUITY		
Common stock, $1 par value per share		
5,000 shares authorized		
2,663 shares issued and outstanding	2,663	2,663
Additional paid-in capital	427,253	427,253
Accumulated deficit	(299,433)	(334,031)
Total Stockholders' Equity	130,483	95,885
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 151,229	$ 106,311

See accompanying notes to financial statements

KRAMBO CORPORATION

STATEMENTS OF OPERATIONS
For the Years Ended June 30, 2018 and 2017

	2018	2017
REVENUES	$683,861	$683,495
EXPENSES		
Salaries and payroll taxes	401,066	449,885
Professional services	96,361	65,804
Rent and occupancy	57,622	56,337
Technology, data and communication	19,263	18,794
Travel and entertainment	18,211	18,405
Depreciation	8,648	7,732
Stationary and supplies	9,248	7,309
Regulatory fees	6,547	6,243
Insurance	2,745	2,404
Postage and delivery	2,458	2,282
Conferences and continuing education	5,049	2,278
Licenses	233	1,520
Other taxes	800	800
Miscellaneous	996	549
Loss on disposal of assets		205
Subscriptions and memberships	52	77
Total Expenses	629,299	640,624
INTEREST INCOME	36	17
NET INCOME	$ 54,598	$ 42,888

See accompanying notes to financial statements

KRAMBO CORPORATION

STATEMENTS OFCHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended June 30, 2018 and 2017

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCES, June 30, 2016	$ 2,663	$ 427,253	$ (376,919)	$ 52,997
Distributions	-	-	-	-
2017 net income	-	-	42,888	42,888
BALANCES, June 30, 2017	2,663	427,253	(334,031)	95,885
Distributions	-	(20,000)	-	(20,000)
2018 net income	-	-	54,598	54,598
BALANCES, June 30, 2018	$ 2,663	$ 407,253	$ (279,433)	$ 130,483

See accompanying notes to financial statements

KRAMBO CORPORATION

STATEMENTS OF CASH FLOWS
For the Years Ended June 30, 2018 and 2017

	2018	2017
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 54,598	$ 42,888
Adjustments to reconcile net income to net cash flows from operating activities:		
Depreciation	8,648	7,732
Loss on disposal of assets	-	205
Changes in operating assets and liabilities:		
Fees receivable	(13,100)	800
Prepaid expenses	(2,758)	(2,487)
Accounts payable and accrued expenses	4,487	274
Deferred revenue	5,833	1,650
Net Cash Flows from Operating Activities	57,708	51,062
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of office furniture and equipment	(9,679)	(10,398)
Net Cash Flows from Investing Activities	(9,679)	(10,398)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to stockholders	(20,000)	-
Net Cash Flows from Financing Activities	(20,000)	-
Net Change in Cash and Cash Equivalents	28,029	40,664
CASH AND CASH EQUIVALENTS - Beginning of Year	72,336	31,672
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 100,365	$ 72,336

See accompanying notes to financial statements

NOTE 1 – Summary of Significant Accounting Policies

Company's Activities and Operating Cycle

Krambo Corporation (the Company) functions primarily as an investment broker in the private placement of debt securities with institutional investors.

The Company recognizes financing fee revenue over the period that aligns with the work performed on the particular commitment. The Company also records consulting revenues as services are provided.

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

The Company maintains its cash balances in two financial institutions. The balances, at times, may exceed federally insured limits.

Fees Receivable

Fees receivable are unsecured and no allowance for doubtful accounts is considered necessary by management as of June 30, 2018 and 2017.

Office Furniture and Equipment, Net

Office furniture and equipment are stated at cost. Major expenditures for office furniture and equipment are capitalized. Maintenance, repairs, and minor renewals are expensed as incurred. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation are removed from the accounts and resulting gains or losses are included in income.

Office furniture and equipment are being depreciated for financial reporting purposes using straight-line and accelerated methods over estimated useful lives of five years.

Deferred Revenue

The Company receives non-refundable fees in advance which are recognized over the period that aligns with the work performed. The unrecognized portion is deferred until earned.

Income Taxes

The Company is an S Corporation for federal income tax reporting purposes. Substantially all income and income tax credits are passed directly to the stockholders. Consequently, no provision for federal income taxes is included in the accompanying financial statements.

For state tax purposes, the Company has elected to be taxed under the California Bank and Corporation Tax Fairness, Simplification and Conformity Act of 1987, which imposes a tax at the corporation level at the greater of 2.5 percent of income before taxes or a minimum tax.

NOTE 1 – Summary of Significant Accounting Policies (cont.)

The Company applies Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, "Accounting for Uncertainty in Income Taxes." The measurement and disclosure principles of this standard normally does not affect the financial statements of an entity that is not subject to income tax. As it relates to the Company, additional federal income taxes due to an adjustment to income or disallowed deductions generally would be imposed on the stockholders rather than the Company itself. However, there are certain exceptions where the Company could bear the burden of an uncertain federal income tax position.

The tax effects from an uncertain state income tax position can be recognized in the financial statements, only if the position is more likely than not to be sustained on audit, based on the technical merits of the position. The Company recognizes the financial statement benefit of a state income tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For state income tax positions meeting the more likely than not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized, upon ultimate settlement with the relevant state income tax authority.

The Company is not currently under examination by any taxing jurisdiction. In the event of any future tax assessments, the Company has elected to record the income taxes and any related interest and penalties as income tax expense on the Company's statements of operations.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

During May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09, "Revenue from Contracts with Customers (Topic 606)." ASU No. 2014-09 establishes principles for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration received in exchange for those goods or services. During 2015 and 2016, the FASB also issued ASU No. 2015-14, which defers the effective date of ASU No. 2014-09; ASU No. 2016-08, "Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies the implementation guidance on principal versus agent considerations in Topic 606; ASU No. 2016-10, "Identifying Performance Obligations and Licensing", which clarifies the identification of performance obligations and the licensing implementation guidance; ASU No. 2016-12, "Narrow-Scope Improvements and Practical Expedients" and ASU No. 2016-20, "Technical Corrections and Improvements to Topic 606", which both affect narrow aspects of Topic 606. Topic 606 (as amended) is effective for fiscal years beginning after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. The Company may elect to apply the guidance earlier, but no earlier than fiscal years beginning after December 15, 2016. The amendments may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of initial application. The Company is currently assessing the effect that Topic 606 (as amended) will have on its results of operations, financial position and cash flows.

During February 2016, the FASB issued ASU No. 2016-02, "Leases." ASU No. 2016-02 was issued to increase transparency and comparability among organizations by recognizing all lease transactions (with terms in excess of 12 months) on the balance sheet as a lease liability and a right-of-use asset (as defined). ASU No. 2016-02 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, with earlier application permitted. Upon adoption, the lessee will apply the new standard retrospectively to all periods presented or retrospectively using a cumulative effect adjustment in the year of adoption. The Company is currently assessing the effect that ASU No. 2016-02 will have on its results of operations, financial condition and cash flows.

NOTE 2 - Office Furniture and Equipment, Net

The major categories of office furniture and equipment as of June 30 are summarized as follows:

	2018	2017
Office equipment and furnishings	$ 21,140	$ 19,705
Computer equipment	31,194	22,950
Total office furniture and equipment	52,334	42,655
Less: accumulated depreciation	(28,181)	(19,533)
Office furniture and equipment, net	$ 24,153	$ 23,122

Depreciation expense for the years ended June 30, 2018 and 2017 was $8,648 and $7,732.

NOTE 3 - Leases

In February 2013 the Company entered into an operating lease for an office in Ann Arbor, Michigan. The initial term of the lease was from February 2013 through January 2016. The Company exercised its option to renew the lease through January 31, 2019 and has an additional option to extend the lease through January 31, 2022.

Minimum annual rents under this lease for years ending June 30 are as follows:

2019	$ 30,275

Rent expense under this lease for the years ended June 30, 2018 and 2017 was $50,675 and $49,229.

NOTE 4 - Concentrations

Two customers accounted for approximately 35% and 17% of total revenues for the year ended June 30, 2018 and four customers accounted for approximately 18%, 12%, 11% and 11% of total revenues for the year ended June 30, 2017.

Accounts receivable consisted of four customers at June 30, 2018 and two customers as of June 30, 2017.

NOTE 5 - Net Capital Requirements

The Company is required to maintain a minimum net capital, as defined in Rule 15c3-1 under the Securities Exchange Act of 1934 (as amended), equivalent to the greater of $5,000 or 1/15 of aggregate indebtedness. Net capital and aggregate indebtedness may vary from day to day. As of June 30, 2018 and 2017, the Company had net capital of $79,619 and $61,910 which was $74,619 and $56,910 in excess of its required net capital of $5,000. The Company's net capital ratio was .26 to 1 and .17 to 1 as of June 30, 2018 and 2017.

No material differences exist between the net capital calculated above and the net capital computed and reported in the Company's June 30, 2017 FOCUS filing. Per Rule 15c3-3 of the Securities and Exchange Commission Uniform Net Capital Rule, the Company is exempt under the (k)(2)(i) exemption.

NOTE 6- Retirement Plan

The Company maintains an employee 401(k) and profit sharing plan covering substantially all of its eligible employees as defined by the plan. Under the terms of the plan, the Company may make discretionary matching contributions. The Company made matching contributions of $12,297and $13,406 for the years ended June 30, 2018 and 2017, respectively.

NOTE 7- Subsequent Events

The Company has evaluated subsequent events through August 15, 2018, which is the date the financial statements were available to be issued for events requiring recording or disclosure in the financial statements for the year ended June 30, 2018.

SUPPLEMENTAL INFORMATION

KRAMBO CORPORATION

COMPUTATION OF NET CAPITAL AND AGGREGATE INDEBTEDNESS
UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
As of June 30, 2018

Total stockholders' equity	$130,483
Deductions and/or charges:	
Non-allowable assets:	
Fees receivable	15,500
Prepaid expenses	7,499
Lease deposit	3,712
Furniture and equipment, net	24,153
Total non-allowable assets	50,864
Net capital	$79,619

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities from statements of financial condition	$20,746

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital requirement	$5,000
Excess net capital	$74,619
Net capital less 120% of minimum requirement	$73,619
Ratio: Aggregate indebtedness to net capital	.26 to 1

KRAMBO CORPORATION
San Francisco, California

EXEMPTION REPORT

Including Report of Independent Registered Public Accounting Firm

For the Year Ended June 30, 2018

KRAMBO CORPORATION
TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Krambo Corporation
San Francisco, California

We have reviewed management's statements, included in the accompanying Krambo Corporation Exemption Report, in which (1) Krambo Corporation identified the following provisions of 17 C.F.R. §15c3-3(k) under which Krambo Corporation claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i)) (the "exemption provisions") and (2) Krambo Corporation stated that Krambo Corporation met the identified exemption provisions throughout the most recent fiscal year without exception Krambo Corporation's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Krambo Corporation's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)) of Rule 15c3-3 under the Securities Exchange Act of 1934.

MRPR GROUP P.C.

Southfield, Michigan
August 15, 2018

KRAMBO CORPORATION

Member FINRA/SIPC

July 18, 2018

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Krambo Corporation claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(i) for the period from July 1, 2017 through June 30, 2018 because Krambo Corporation does not carry any margin accounts, does not receive or hold customer funds or hold or safe-keep securities, and does not owe money or securities to its customers.

Paragraph (k) (2)(i) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of (name of the broker or dealer)".

I, Ronald Gruber, swear that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Sincerely,

Ronald J. Gruber
President

The Presidio of San Francisco P.O. Box 29310 San Fancisco, California 94129-0310
120 E Liberty Suite 270 Ann Arbor, Michigan 48104
Tel: 415.281.4100 Fax: 415.775.1134 www.krambo.com

MRPR
CPAs & Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
Krambo Corporation
San Francisco, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Services 600 Rules, we have performed the procedures enumerated below, which were agreed to by Krambo Corporation and the Securities Investor Protection Corporation (SIPC) with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Krambo Corporation for the year ended June 30, 2018, solely to assist you and SIPC in evaluating Krambo Corporation's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Krambo Corporation's management is responsible for the Krambo Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2018 with the Total Revenue amount reporting in Form SIPC-7 for the year ended June 30, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

MRPR GROUP P.C.

Southfield, Michigan
August 15, 2018

One Northwestern Plaza • 28411 Northwestern Highway Suite 800 • Southfield Michigan 48034-5538 • www.mrpr.com

O 248.357.9000
F 248.357.9001